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                         CONSENT OF INDEPENDENT AUDITORS


To the Participants and Plan Administrator of the 401(k) Savings Plan of The Chase Manhattan Bank and Certain Affiliated Companies:

We consent to the incorporation by reference in the registration statement (No. 33-01776) on Form S-8 of The Chase Manhattan Corporation of our report dated June 18, 1999, relating to the statement of net assets available for benefits of the 401(k) Savings Plan of The Chase Manhattan Bank and Certain Affiliated Companies as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the years then ended, and all related schedules, which report appears in the December 31, 1998 annual report on Form 11-K of the 401(k) Savings Plan of The Chase Manhattan Bank and Certain Affiliated Companies.




                                             KPMG LLP


New York, New York
June 25, 1999

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